FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: November 3/04

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 6, 2004

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

CREAM MINERALS GRANTS STOCK OPTIONS

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) has agreed to grant incentive stock options to its directors, officers and consultants, exercisable for an aggregate 600,000 common shares over a five-year period expiring October 6, 2009, at a price of $0.30 per share, being the closing price of the Cream’s shares on the TSX Venture Exchange on October 5, 2004.  The options were issued in accordance with the Company’s stock option plan approved by shareholders on September 21, 2004.  The plan allows for a vesting period of all options granted of 25% on grant and 25% every six months thereafter.

For further information about Cream, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmark.com

Email:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

 www.creamminerals.com

October 12, 2004

OTC Bulletin Board Symbol:  CRMXF

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Cream Minerals Ltd. Announces Geophysical Results and

Diamond Drill Plans for Stephens Lake Nickel Project; Manitoba

Cream Minerals Ltd. (CMA-TSX-V), Sultan Minerals Inc. (SUL-TSX-V) and ValGold Resources Ltd. (VAL-TSX-V) (the "Optionees") are pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that a diamond drill program is planned for the Stephens Lake nickel property in Manitoba. The drill program is expected to commence in January 2005 and will test four large, airborne geophysical targets on the 170,482-hectare property.  Two additional targets will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold Resources Ltd.

The 75 kilometre long Stephens Lake Property, situated 100 kilometres east of Gillam Manitoba, is held jointly by Cream Minerals Ltd., Sultan Minerals Inc. and ValGold Resources Ltd.  The property is under option to BHP Billiton Diamonds Inc. whereby BHP  Billiton has been granted options to acquire an initial 51% interest and ultimately a 70% interest in the property (see News Releases of February 9, 2004 and April 19, 2004).

In March 2004, BHP Billiton flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt.  Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features.  As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent.

The following table lists the principal targets identified by the VTEM survey and gives their significant characteristics.

Anomaly	Length (Metres)	Depth to Top (Metres)	Dip	Recommended Action
TROUT 1	850	200	South	Drill
SLEM 01	600	150	Vertical	Drill
SLEM 02	3,500	160	North	Drill
SLEM 03	400	140	North	Secondary Target
SLEM 04	1,700	200	North	Low Priority
SLEM 05	800	130	South	Secondary Target
SLEM 06	900	240	Vertical	Drill
BEM 001	2,000	233	60 north	Drill
BEM 002	2,500	205	Vertical	Drill
BEM 003	800	140	60 north	Low Priority
BEM 004	400	167	60 north	Low Priority

The Trout 1 target is an intriguing, isolated anomaly.  The SLEM-01 to SLEM-05 targets are all linear, stratiform anomalies and the SLEM-06 is an isolated intrusive like magnetic-only anomaly emplaced along a dyke.

The BEM-001 to BEM-004 targets are linear stratiform anomalies located on ValGold’s Big Claim Property (see News Releases of February 6, 2003 and May 11, 2004).

Drilling is expected to commence in mid January 2005 and will involve a minimum of 2,000 metres of diamond drilling.  Startup of the program is dependant upon snow and ice conditions along a winter road that extends east from Gillam Manitoba.

For further information on the Company’s projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

Cream Minerals Ltd.

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmark.com

Email:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 18, 2004

TSX Venture Exchange Symbol:  CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

CREAM MINERALS RECEIVES GEOCHEMICAL RESULTS FOR NUEVO MILENIO

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to report that it has received the final report on an Enzyme Leach orientation study completed on its Nuevo Milenio property in Nayarit State, Mexico.  The study was undertaken by Dr. G. H. Gale, P. Eng., Province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets. (See CMA News Releases dated May 5, 2004 and August 6, 2004).  This work was undertaken during the period April 15, 2004 to April 28, 2004.

Dr. Gale’s consulting report may be summarized as follows:  “The orientation study has successfully demonstrated that the rare earth elements, Au, Mo, W, Sb, Pb and Zn, when used together with other suites of elements, can not only discriminate different metal associations, but also can focus exploration into the most prospective parts of the three major mineralized zones on the property.  All previously known precious metal vein and stockwork zones that were tested by the orientation survey are readily identified by their gold responses (See CMA News Releases mentioned above).  The results of the orientation study also demonstrate that it is possible to discriminate between different mineralization types within these three known zones, including defining ‘bonanza type’ veins within zones of disseminated and stockwork mineralization.”

Dr. G. H. Gale, P.Eng., recommends that the Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work would be in the order of US $150-175,000, exclusive of a follow-up drill program.

Dr. G. H. Gale, P.Eng., is a “Qualified Person” for the purposes of National Instrument 43-101.

For further information about Cream, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmark.com

Email:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

October 29, 2004

TSX Venture Exchange:  CMA

OTC Bulletin Board:  CRMXF

U.S. 20-F Registration

CREAM MINERALS OPTIONS MEXICAN GOLD - SILVER PROPERTY

Cream Minerals Ltd. (CMA-TSX-V) (“Cream”) is pleased to announce that its wholly owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V. (the “Subsidiary”), has entered into an option to purchase agreement (the “Agreement”), with Juan Pablo Aguilera Barba and Celina Lopez Camarena. (the “Optionors”) to acquire a 51% right, title and interest in and to the “Fenix” and “La Fenix 2” gold-silver properties (the “Property”), located in the Province of Nayarit, Mexico.

Subject to regulatory approval, and pursuant to the terms of the Agreement, the Optionors will vest the 51% right, title and interest in and to the Property to the Subsidiary in exchange for cash payments totalling US$100,000 over a six-month period and 200,000 common shares of Cream to be received over a 12 month period.  In addition to the above cash and share payments, the Subsidiary must incur expenditures on the Property totalling US$300,000 within one year following the date of regulatory approval.

Once vested with the 51% right, title and interest in and to the Property, the Subsidiary will enter into a joint venture with the Optionors whereby both parties will transfer their respective right, title and interest in and to the Property into a newly formed Mexican corporation which shall be owned 51% by the Subsidiary and 49% by the Optionors.

The Property centres on two historic, high-grade gold-silver mines that are separated by a distance of about 700 metres horizontally and about 25 metres vertically.  The workings appear to be centred on a fault – breccia zone having an average width of 1.80 metres within a 100 metre wide zone of silicification and quartz stockwork.  The wall rock is bedded, silica flooded rhyolitic tuff showing sericite and argillic alteration with some secondary feldspar.  The original workings were accessed by shallow adits.  The Subsidiary proposes to drill below the workings to determine if the mineralization extends to depth.

The Property is under the supervision of Mr. Ferdinand Holcapek, P.Eng.  Mr. Holcapek is the Company’s "Qualified Person" for the purpose of National Instrument 43-101.

For more information about Cream Minerals Ltd. and its projects, please visit our website at www.creamminerals.com.

Arthur G. Troup, P. Eng., Geol.

Vice President, Exploration

For further information please contact:

Renmark Financial Communications Inc.

OR

Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717

Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon – Email: nmurraylyon@renmark.com

Email:  info@creamminerals.com

Sylvain Laberge – Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release